Exhibit 23.5
INDEPENDENT AUDITORS’ CONSENT
We have issued our report dated March 31, 2007, (which report expressed an unqualified opinion and contains an explanatory paragraph disclosing that the financial statements may not necessarily be indicative of the conditions that would have prevailed or the results of operations or cash flows that the Company would have had if it were not dependent on its affiliation with Medisystems Corporation) on the financial statements of Medimexico, S. de R.L. de C.V. “not presented separately herein” appearing in this Registration Statement. We consent to the use of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

KIM QUEZADA YASOCIADOS, S.C.

C.P.C. Carlos A. Kim Sánchez
Partner
July 23, 2007
Tijuana, Mexico